Rajesh Shah

Senior Vice President and Chief Financial Officer

December 23, 2013

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Federal-Mogul Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Filed October 24, 2013

File No. 001-34029

Dear Ms. Cvrkel:

Federal-Mogul Corporation (the “Company”) is submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated December 12, 2013 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2012 (“Annual Report”) and to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2013. The Company has addressed your December 12, 2013 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.

Form 10-K for the Year Ended December 31, 2012

Notes to the Financial Statements

Note 9. Goodwill and Other Intangible Assets, page 81

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan 48033

Tel. (248) 354-7700 · Fax (248) 354-8103

1.	We note your disclosure that during the fourth quarter of 2012, you determined that you were not properly accounting for alleged defective products as you were recording an expense when a claim was made by a customer as opposed to at the point of sale, and you determined you needed to increase the alleged defective products liability by $37 million as of December 31, 2012. We also note your disclosure that because the error predates your emergence from bankruptcy on December 27, 2007, you have recorded this additional liability with an offset to goodwill. Please explain to us in greater detail the facts and circumstances surrounding the error, including the impact of your improper accounting treatment on your financial statements from the time of emergence from bankruptcy through December 31, 2012. As part of your response, tell us the impact to the income statement for each of the periods presented in your financial statements. Please tell us why you believe this error predates the emergence from bankruptcy and tell us why you believe it was appropriate to correct the error in the 2012 financial statements rather than restating the applicable prior periods. Also, please note that we generally believe that subsequent adjustments to fresh-start reporting should be included in the determination of net income/loss in the period in which the adjustment is determined. Please explain to us why you believe you have appropriately accounted for this error, or alternatively, please revise to recognize the expense related to this additional liability in the statements of operations.

Response:

In the North American aftermarket, the Company, as a business practice, has been approving customer credit requests for product that is allegedly defective. The alleged defective product is returned to the Company’s customer by the end consumer. When the end consumer returns a product with an alleged defect, such product is typically scrapped in the field and credit is given to the Company’s customer. This business practice of approving customer credit requests for product that is allegedly defective predates the Company’s emergence from bankruptcy.

Historically, the Company recognized alleged defective product expense upon claim notification from its customers. In 2012, the Company re-evaluated its accounting for alleged defective claims and determined that the customary business practice of granting alleged defective credits had created a constructive obligation and a liability existed at the time of sale to its customer as opposed to the incurrence of a charge based upon customer credit requests. Upon this conclusion, the Company prepared an analysis to determine its alleged defective product liability as of December 31, 2012 and for every fiscal year ended since December 27, 2007, the date the Company exited from bankruptcy and prepared its balance sheet in accordance with fresh-start accounting principles. Based upon the results of these yearend analyses, the Company noted that its alleged defective product liability was $37 million and $36 million as of December 31, 2012 and December 27, 2007, respectively, with the balance ranging between $32 million and $37 million over the six year ends. The year-over-year change in the liability ranged from $1 million to $3 million and the Company concluded the change in the liability was immaterial in each respective year.

The impact on total assets as of December 31, 2012 and 2011 was 0.5% for each respective year. The impact on goodwill and other indefinite-lived intangible assets as of December 31, 2012 and 2011 was 3.2% and 3.0%, respectively. The impact on costs of products sold for the years ended December 31, 2012, 2011 and 2010 was less than 0.1% for each respective year. The impact on gross margin for the years ended December 31, 2012, 2011 and 2010 was 0.2%, 0.1%, and 0.3%, respectively.

The impact on net income for the years ended December 31, 2012, 2011 and 2010 was 1.7%, 1.1%, and 1.9%, respectively.

When considering the results of the analysis, the Company considered the impact of the unintentional error to each of the prior periods to be immaterial as there was no material impact to: (1) financial trends or earnings; (2) debt covenants or other contractual requirements; (3) cash flow; (4) management’s incentive plan; (5) net income (loss); or (6) Operational EBITDA, a measure used by the Company and its investors when assessing the Company’s operating results.

Based upon the quantitative and qualitative points collectively noted above, the Company believes that the judgment of a reasonable person relying upon the Company’s financial statements would not have been changed or influenced by the inclusion of these balance sheet amounts.

As the Company adopted fresh-start accounting principles in conformity with ASC Topic 852, Reorganizations, upon emergence from bankruptcy, the Company was required to assign asset and liability values in accordance with the principles specified by ASC Topic 805, Business Combinations (“ASC Topic 805”). In determining the appropriate accounting treatment, consideration was given to ASC 805-10-25-19 which states that “after the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with ASC Topic 250.” The improper accounting for alleged defective products was deemed to be an error. Furthermore, the guidance in ASC Topic 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), was also considered. ASC 250-10-45-27 states that “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” SAB 99 states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Based on the circumstances, the Company concluded that it was not probable that the judgment of a reasonable person relying upon its consolidated financial statements in periods prior to this correction would have been changed or influenced by the inclusion or correction of this item.

Based upon both qualitative and quantitative assessments noted above, the Company concluded that restatement of prior period financial results with respect to the alleged defective products accounting error was not required. Additionally, the Company concluded that establishment of the additional alleged defective liability through the recognition of $37 million in expense during 2012 would have misstated the actual 2012 results of the Company. It was determined that the most appropriate treatment (as disclosed in Note 9, Goodwill and Intangible Assets) was to:

•	Correct the balance sheet error in the period it was discovered by increasing goodwill by $36 million and accrued liabilities by $37 million at December 31, 2012;

•	Record an expense of $1 million related to the net increase in the alleged defective products liability since fresh-start accounting during fiscal year 2012; and

•	Disclose these corrections in the notes to the financial statements.

In conclusion, the Company does not believe that recording a charge to the income statement for the alleged defective products accounting error in the period identified would have been appropriate based on the guidance of ASC Topic 805, which provides that the acquirer shall revise the accounting for a business combination after the measurement period ends to correct an error, and considering that the original accounting for the business combination would not have involved a material impact on the income statement.

2.	Similarly, please tell us why you believe it was appropriate to increase goodwill and decrease PP&E by $8 million in 2012 to correct for PP&E that was incorrectly valued in fresh-start accounting. Please advise or revise to record this as a charge to the income statement.

Response:

The Company had not finalized “Step 2” of its annual goodwill impairment assessment for the year ended December 31, 2011 prior to filing its 2011 Form 10-K. During the finalization of the “Step 2” process that took place in the first quarter of 2012, it was discovered that the real estate (primarily land) at two locations that rolled up under reporting units that were undergoing “Step 2” procedures was overvalued by $8 million during fresh-start accounting.

When considering the impact of the unintentional error caused by the real estate overvaluations, the Company considered the impact to each of the prior periods to be immaterial as there was an insignificant impact to: (1) financial trends or earnings; (2) debt covenants or other contractual requirements; (3) cash flow; (4) management’s incentive plan; (5) net income (loss); or (6) Operational EBITDA, a measure used by the Company and its investors when assessing the Company’s operating results.

Based upon the quantitative and qualitative points collectively noted above, the Company believes that the judgment of a reasonable person relying upon the Company’s financial statements would not have been changed or influenced by the inclusion of these balance sheet amounts.

In determining the appropriate accounting treatment, consideration was given to ASC 805-10-25-19 which states that “after the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with ASC Topic 250.” The improper real estate valuation was deemed to be an error. Furthermore, the guidance in ASC Topic 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), was also considered. ASC 250-10-45-27 states that “in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” SAB 99 states that “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Based on the circumstances, the Company concluded that it was not probable that the judgment of a reasonable person relying upon its consolidated financial statements in periods prior to this correction would have been changed or influenced by the inclusion or correction of this item.

Based upon both qualitative and quantitative assessments, the Company concluded that restatement of prior period financial results, with respect to the accounting error for overvalued real estate, was not required. Additionally, the Company concluded that reducing its PP&E through the recognition of $8 million in expense during 2012 would not have materially misstated the actual 2012 results of the Company; however, the Company determined that recording the correction in this manner would not have been appropriate as the correction was a reclassification contained within the balance sheet. It was determined that the most appropriate treatment (as disclosed in Note 9, Goodwill and Intangible Assets) was to:

•	Correct the balance sheet error in the period it was discovered by increasing goodwill and decreasing PP&E by $8 million at March 31, 2012; and

•	Disclose these corrections in the notes to the financial statements.

In conclusion, the Company does not believe that recording a charge to the income statement for the improper valuation accounting error in the period identified would have been appropriate treatment on the guidance of ASC Topic 805, which provides that the acquirer shall revise the accounting for a business combination after the measurement period ends to correct an error, and considering that the original accounting for the business combination would not have involved any impact on the income statement.

Form 10-Q for the Quarter Ended September 30, 2013

Note 1. Basis of Presentation

3.	We note your disclosure that in December 2012, Icahn sourcing, a related party, advised the Company that effective January 1, 2013 it would restructure its ownership and change its name to Insight Portfolio Group. In connection with the restructuring, you acquired a minority equity interest in Insight and agreed to pay a portion of Insight’s operating expenses in 2013. Please explain to us and revise to disclose in the notes to the financial statements, how you accounted for the acquisition of this minority equity interest in January 2013, and how you account for the operating expenses paid on behalf of Insight during 2013.

Response:

The Company has always disclosed its affiliation with Insight Portfolio Group (formerly known as Icahn Sourcing) solely due to its related party nature. The Company made a capital contribution of $1,000 for the acquisition of a minority equity interest in Insight Portfolio Group, an insignificant cost method investment. The Company records a charge within SG&A for the agreed upon portion of the Insight Portfolio Group’s operating expenses, which was less than $500,000 for fiscal year 2013 and is less than 0.01% of the Company’s historical SG&A.

Note 4. Discontinued Operations

4.

We note that in during 2013, you disposed of, or entered into agreements to sell, several businesses and have treated these businesses as discontinued operations as of the date of disposal or signed agreement. We also note that on April 25, 2013, July 22, 2013, and November 1, 2013, you furnished Form 8-Ks which disclose certain portions of the 2012 Form 10-K which have been revised to retroactively reflect these discontinued operations. Further, we note that due to the adjustment for discontinued operations, net loss from continuing operations before income taxes has been reduced for the years ended December 31, 2012 and 2011. Please note that when you file the Form 10-K for the year ended December 31, 2013, you must recompute the significance for each fiscal year presented under Rule 3-09 of Regulation S-X, even if one or more fiscal years pre-dates the discontinued operation period, using the historical financial statements that have been retrospectively adjusted to give effect to the discontinued operation. Especially in regards to the year ended December 31, 2011, it appears that previously insignificant investees may become significant as a result of the discontinued operation. Please confirm your understanding and intent to perform this analysis prior to filing the 2013 Form 10-K.

Response:

Prior to the filing of the 2013 Form 10-K, the Company will recompute the significance for each fiscal year presented under Rule 3-09 of Regulation S-X using historical financial statements that have been retrospectively adjusted to give effect to the discontinued operations.

In regards to insignificant investees for the year ended December 31, 2011, using the historical financial statements that have been retrospectively adjusted to give effect to the discontinued operations does not change the overall conclusion of the significance tests for the Company. On November 13, 2012, the Company had submitted an exemption request for the requirement under Rule 3-09 of Regulation S-X that the Company provide separate audited financial statements for fiscal year 2011 for one of its non-consolidated affiliates directly to the Division of Corporation Finance’s Office of the Chief Accountant. For that one non-consolidated affiliate, using the historical financial statements that have been retrospectively adjusted to give effect to the discontinued operations increases the results of the Income Test under Rule 1-02(w)(3) but does not change the overall conclusion of the significance tests for the Company.

On November 28, 2012, the Company received a response from Louise M. Dorsey, Associate Chief Accountant, stating the staff would not object to the Company’s request based on the particular facts and circumstances. The Company believes the particular facts and circumstances have not changed.

* * * * *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ Rajesh Shah

Rajesh Shah

Senior Vice President and

Chief Financial Officer